Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.

Commission File No. 132-02780

Sep 24 2013

The birth of a global innovator by merging with Applied Materials

To all employees,

As Tokyo Electron faces its 50th anniversary and for the sake of further growth and prosperity for the next 50 years, I would like to take this opportunity to announce and explain a significant decision that we have made.

Tokyo Electron and Applied Materials have agreed to merge with the aim of giving rise to a global innovator and to profoundly contribute to the growth of our global industry.

As you may all be aware, the environment surrounding our industry segment has come to an inflection point. The production equipment industry, in which we participate, has reached a point where unprecedented change has become necessary. Since mobile networks have come into force, we have not only entered the era where networks connect us all globally, but also are witnessing a dramatic increase in the trafficking of massive amounts of data that impacts our society. The semiconductor industry which shapes global infrastructure is expected to have continued significant development and growth. However, for this to occur, groundbreaking technological innovation is necessary, along with cost minimization in order to benefit our global society. As miniaturization nears its physical limit, enormous development costs are required, and as customers gradually grow stronger, customer demands on technology and costs are becoming an immense challenge. At the same time, customer expectations towards manufacturers in areas of technology and process development, and their expectations for quicker responses to issues, continue to grow at an accelerated pace.

As I previously mentioned, the entire industry is facing its greatest inflection point. To meet this challenge, our company needs to have the courage to think and operate differently. As leading manufacturers from Japan and United States, Tokyo Electron and Applied Materials share common ideas. By merging as one, we have made the decision to undergo dramatic change with the aim of giving rise to a global innovator that unlike anything seen before.

First and foremost, we believe that one of the key benefits of the merger would be the opportunity to strengthen our combined technology development. Both companies, although already strong in technology development, can accelerate the speed of development by combining our talented people and technological assets and we can create a more productive environment enabling development engineers to tackle advanced problems. Thanks to a strong and complementary line up of product groups, our customers will benefit from the additional value we will be able to provide through this alliance. In technology support, an area where putting the customer first is key, we will be able to better address customer needs through enhanced collaboration. One clear advantage of this merger, is that in terms of product groups our operations are largely complementary. Through this complementary relationship, and the combination of our wisdom and strengths, together we will be the best choice for turning change into opportunity and we believe we will be able to develop groundbreaking technological breakthroughs.

Next, I’d like to describe how we plan to merge and what type of a combined company we aim to be. Within the first 5 years we will establish a corporate environment ideal for a truly global company, and will merge the strengths of each company to be a global innovator. During this period, both Tokyo Electron and Applied Materials will be sister subsidiaries under a new holding company which will have a new name. We will continue to work together to identify areas to strengthen our operations and to be integrated for anticipated further growth. In this respect, each company will operate and achieve growth independently, while working closely together to establish the corporate culture and technology that would meet the standard of a global innovator. We are thinking of actively increasing opportunities for employees to learn new languages and to interact with one another. Additionally, the parent holding company will also operate on an equal footing, such that the Tokyo Electron’s corporate message of “People, Technology and Commitment” will be inherited as its corporate message.

There has been significant discussion with Applied Materials management on this issue, but having both evolved in the same industry, we share many common areas. We are aware that it will take some time for employees of both companies to share a common culture. However, if both parties keep learning, respecting and blending the best aspects of each other’s corporate culture, we think we can create an ideal corporate culture necessary of a global innovator. It goes without saying that you, our employee, play the most important role. Let us be confident and brave, and take on this challenge together.

I have a number of requests to make. Today’s announcement is that we have agreed to merge our companies. In order to complete the actual merger we require approvals from the various countries involved, and it is expected to take approximately one year until we begin working together. During this time we will continue to share information on our progress with you as we can. In the mean time, please continue to do your work as usual. Until closing, Tokyo Electron and Applied Materials must operate as separate, stand-along companies. You must continue to adhere to internal rules and refrain from exchanging information with Applied Materials employees. It is also likely that this announcement will generate media interest since it will impact both the industry and wider society. If you receive inquiries on this matter from customers or clients, please refrain from making any comments other than what the company has publicly announced.

As Tokyo Electron celebrates its 50th anniversary this year and begins its activity to become a global innovator, every person in the company must continue to strive to be creative, and have a challenging spirit, passion, and responsibility. We ask for your understanding and constructive participation.

Tetsuro Higashi

President & CEO,

Tokyo Electron Ltd.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, and Tokyo Electron (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed HoldCo, trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’s and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’s and Tokyo Electron’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies, growth and tax assets from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’s and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’s filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’s Investor Relations page on its corporate web site at www.appliedmaterials.com or (2) Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.co.jp.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’s stockholders in connection with the proposed Business Combination. Information about Applied Materials’s directors and executive officers is set forth in Applied Materials’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’s Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.